UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On December 10, 2019, Global Ship Lease, Inc. (the “Company”) launched an “at the market” offering program (the “Program”), pursuant to which the Company may sell up to $75.0 million of its Depositary Shares (the “Depositary Shares”), each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500 per share (equivalent to $25.00 per Depositary Share) (the “Series B Preferred Shares”). In connection with the Program, the Company has entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley FBR, Inc., as sales agent (the “Agent”). The Series B Preferred Shares represented by Depositary Shares will be deposited with Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary (the “Depositary”), pursuant to the Deposit Agreement, dated August 20, 2014, among the Company, the Depositary and holders from time to time of the Depositary Shares issued thereunder.
In accordance with the terms of the Sales Agreement, the Company may offer and sell its Depositary Shares at any time, and from time to time, through the Agent. Sales of the Depositary Shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange (the “NYSE”) or otherwise at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. The Agent is not required to sell any specific number of Depositary Shares, but the Agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices on mutually agreed terms between the Agent and the Company. The Company intends to use the net proceeds from any sales under the Program for general corporate purposes.
The Depositary Shares are listed on the NYSE under the symbol “GSL-B.”
Attached to this Report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Sales Agreement, dated December 10, 2019, by and between the Company and the Agent.
Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Series B Preferred Shares and related Depositary Shares.
Attached to this Report as Exhibit 8.1 is the opinion of Seward & Kissel LLP relating to certain tax matters.
The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-234343 and 333-235305).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: December 11, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer